EXHIBIT 99.1
Magal Security Systems Ltd. Reports
 Second quarter 2018 Financial Results

YEHUD, ISRAEL, August 15, 2018 -- Magal Security Systems, Ltd. (NASDAQ: MAGS) today announced its financial results for the three and six months periods ended June 30, 2018. Management will hold an investors' conference call later today (at 9:30am Eastern Time) to discuss the results.
SECOND QUARTER RESULTS SUMMARY
•	Strong growth in second quarter revenue to $25.3 million, up 91% year-over-year and a 47% increase sequentially.
•	Operating income of $2.1 million compared with a loss of $1.7 million last year;
•	Net income of $1.7 million compared with a loss of $3.3 million last year;
•	EBITDA of $2.6 million, 10.2% of revenue
SECOND QUARTER 2018 RESULTS
Revenues for the second quarter of 2018 were $25.3 million, a significant increase of 91% compared with revenues of $13.3 million in the second quarter of 2017.
Gross profit for the second quarter of 2018 was $11.1 million, or 43.6% of revenues, an increase of 66% compared with gross profit of $6.7 million or 50.2% of revenues, in the second quarter of 2017. The change in gross margin between the quarters was a function of the products and projects mix executed during the quarter.
Operating income for the second quarter of 2018 was $2.1 million, a significant improvement compared to an operating loss of $1.7 million in the second quarter of 2017.
Financial income, net for the second quarter was $0.5 million compared with financial expenses, net of $1.4 million in the second quarter of 2017.
Net income in the second quarter of 2018 was $1.7 million, or $0.08 per share, compared with a net loss of $3.3 million, or $0.14 loss per share in the second quarter of 2017.
EBITDA in the second quarter was $2.6 million, or 10.2% of revenue, an improvement compared with negative EBITDA of $1.2 million in the second quarter of 2017.
Cash, short term deposits and restricted deposits, net of bank debt, as of June 30, 2018, were $45.4 million, or $1.97 per share, compared with cash and short term deposits, net of bank debt, of $52.3 million, or $2.27 per share, at December 31, 2017. The decrease in cash is primarily due to the investment in working capital for scaling up of various upcoming projects.
Commencing in the second quarter, Magal fully consolidated the financial results of its recently acquired E.S.C. Baz subsidiary into its financial results.
MANAGEMENT COMMENT
Commenting on the results, Mr. Dror Sharon, CEO of Magal, commented, "Magal had a good quarter from all standpoints, with organic growth in revenue and corresponding improvements in profit across the board. Our revenues increased on the back of the solid backlog we have built, which continues to remain at healthy levels. Magal is in a good position for 2018."

Continued Mr. Sharon, "Since joining Magal in June, I have been very impressed by what I have seen. Magal is a company with outstanding engineers and employees and market leading technology. I see much potential for growth, as our technology and product offerings continue to address the growing needs of the security and HLS markets. I am excited and look forward to growing the company over the quarters and years ahead."

INVESTORS' CONFERENCE CALL INFORMATION:
The Company will host a conference call later today, August 15, 2018, at 9:30am Eastern Time and 4:30pm Israel time.
To participate, please call one of the following teleconferencing numbers:
US: 1 866 744 5399; Israel: 03 918 0692; UK: 0 800 404 8418; Intl.: +972 3 918 0692
If you are unable to connect using the toll-free numbers, please try the international dial-in number.
A replay of the call will be available on the Company's website for three months from the day after the call. The link to the replay will be accessible at www.magalsecurity.com.
ABOUT MAGAL SECURITY SYSTEMS LTD.
Magal is a leading international provider of solutions and products for physical and video security solutions, as well as site management. Over the past 45 years, Magal has delivered its products as well as tailor-made security solutions and turnkey projects to hundreds of satisfied customers in over 80 countries – under the most challenging conditions.

Magal offers comprehensive integrated solutions for critical sites, managed by Fortis4G – our 4th generation, cutting-edge physical security information management system (PSIM). The solutions leverage our broad portfolio of home-grown PIDS (Perimeter Intrusion Detection Systems), Symphony – our advanced VMS (Video Management Software) with native IVA (Intelligent Video Analytics) security solutions.

Forward Looking Statements
This press release contains forward-looking statements, which are subject to risks and uncertainties. Such statements are based on assumptions and expectations which may not be realized and are inherently subject to risks and uncertainties, many of which cannot be predicted with accuracy and some of which might not even be anticipated. Future events and actual results, financial and otherwise, may differ from the results discussed in the forward-looking statements. A number of these risks and other factors that might cause differences, some of which could be material, along with additional discussion of forward-looking statements, are set forth in the Company's Annual Report on Form 20-F filed with the Securities and Exchange Commission.
For more information:
Magal Security Systems Ltd. Diane Hill, Assistant to the CEO Tel: +972-3-539-1421 E-mail: dianeh@magal-s3.com Web: www.magalsecurity.com	GK Investor Relations Ehud Helft / Gavriel Frohwein Tel: (US) +1 646 688 3559 E-mail: magal@gkir.com

* Tables to follow *

MAGAL SECURITY SYSTEMS LTD.
 UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(All numbers except EPS expressed in thousands of US$)

	Three Months Ended June 30,			Six Months Ended June 30,
	2017	2018	% change	2017	2018	% change
Revenue	13,254	25,348	91	27,589	42,603	54
Cost of revenue	6,602	14,286		13,526	23,985

Gross profit	6,652	11,062	66	14,063	18,618	32
Operating expenses:
Research and development, net	1,682	1,822	8	3,287	3,427	4
Selling and marketing	4,564	4,875	7	9,362	9,108	(3)
General and administrative	2,073	2,288	10	3,933	3,973	1
Total operating expenses	8,319	8,985	8	16,582	16,508	-

Operating income (loss)	(1,667)	2,077		(2,519)	2,110
Financial income (expenses), net	(1,374)	522		(4,010)	639

Income (loss) before income taxes	(3,041)	2,599		(6,529)	2,749

Taxes on income	264	696		469	1,013

Net income (loss)	(3,305)	1,903		(6,998)	1,736

Income (loss) attributable to non-controlling interests	9	173		14	173

Net income (loss) attributable to Magal shareholders'	(3,314)	1,730		(7,012)	1,563

Basic net income (loss) per share	$(0.14)	$0.08		$(0.31)	$0.07

Diluted net income (loss) per share	$(0.14)	$0.07		$(0.31)	$0.07

Weighted average number of shares used in computing basic net income (loss) per share	23,032,448	23,042,346		22,958,689	23,037,456

Weighted average number of shares used in computing diluted net income (loss) per share	23,032,448	23,286,703		22,958,689	23,318,174

	Three Months Ended June 30,		Six Months Ended June 30,
	2017%	2018%	2017%	2018%

Gross margin	50.2	43.6	51	43.7
Research and development, net as a % of revenues	12.7	7.2	11.9	8
Selling and marketing as a % of revenues	34.4	19.2	33.9	21.4
General and administrative as a % of revenues	15.6	9.0	14.3	9.3
Operating margin	-	8.2	-	5
Net margin	-	6.8	-	3.7

MAGAL SECURITY SYSTEMS LTD.
 RECONCILIATION OF EBITDA TO NET LOSS
(All numbers expressed in thousands of US$)

	Three Months Ended June 30,		Six Months Ended June 30,
	2017	2018	2017	2018

GAAP Net income (loss)	(3,305)	1,903	(6,998)	1,736
Less:
Financial income (expenses), net	(1,374)	522	(4,010)	639
Taxes on income	264	696	469	1,013
Depreciation and amortization	(462)	(499)	(912)	(976)
EBITDA	(1,205)	2,576	(1,607)	3,086

MAGAL SECURITY SYSTEMS LTD.
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(All numbers expressed in thousands of US$)

	December 31,	June 30,
	2017	2018
CURRENT ASSETS:
Cash and cash equivalents	$22,463	$34,812
Short-term bank deposits	27,025	6,605
Restricted deposits	2,842	3,964
Trade receivables, net	14,489	15,779
Unbilled accounts receivable	6,309	6,075
Other accounts receivable and prepaid expenses	2,850	2,910
Inventories	9,596	10,940

Total current assets	85,574	81,085

LONG TERM INVESTMENTS AND RECEIVABLES:

Long-term deposits and restricted bank deposits	155	153
Severance pay fund	1,524	1,412
Deferred income taxes	2,579	2,529

Total long-term investments and receivables	4,258	4,094

PROPERTY AND EQUIPMENT, NET	5,718	6,188

GOODWILL AND INTANGIBLE ASSETS, NET	16,995	16,272

TOTAL ASSETS	$112,545	$107,639

MAGAL SECURITY SYSTEMS LTD.
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(All numbers expressed in thousands of US$)

	December 31,	June 30,
	2017	2018

CURRENT LIABILITIES:

Trade payables	$5,198	$5,114
Customer advances	7,191	3,278
Other accounts payable and accrued expenses	13,784	12,463

Total current liabilities	26,173	20,855

LONG-TERM LIABILITIES:
Deferred revenues	891	731
Deferred income taxes	190	185
Accrued severance pay	2,328	2,297
Other long-term liabilities	14	324

Total long-term liabilities	3,423	3,537

Non-controlling interest	-	1,586

SHAREHOLDERS' EQUITY
Share Capital: Ordinary shares of NIS 1 par value -
Authorized: 39,748,000 shares at December 31, 2017 and June 30, 2018; Issued and outstanding: 23,032,448 shares at December 31, 2017 and 23,042,852 shares at June 30, 2018	6,716	6,719
Additional paid-in capital	93,975	94,017
Accumulated other comprehensive loss	(87)	(1,170)
Foreign currency translation adjustments (stand alone financial statements)	5,859	3,879
Accumulated deficit	(23,514)	(21,784)

TOTAL SHAREHOLDERS' EQUITY	82,949	81,661

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$112,545	$107,639